UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

(Commission File No. 001-40408)

Global-E Online Ltd.
(Translation of registrant’s name into English)

9 HaPsagot St.,
Petah Tikva 4951041, Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

EXPLANATORY NOTE

Other than as indicated below, the information in this Report on Form 6-K (this “Form 6-K”) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

First Quarter Results

On May 14, 2025, Global-E Online Ltd. (the “Company”) issued a press release titled “Global-e Reports First Quarter 2025 Results.” A copy of the press release is furnished as Exhibit 99.1 herewith.

The U.S. GAAP financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statement of cash flows included in the press release attached as Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-256403 and File No. 333-264156).

Amended and Restated Services and Partnership Agreement with Shopify

On May 14, 2025, the Company issued a press release titled “Global-e and Shopify sign new multi-year strategic partnership agreement, extending relationship.” A copy of the press release is furnished as Exhibit 99.2 herewith. A copy of the amended and restated services and partnership agreement amongst the Company, Shopify Inc (“Shopify”) and Shopify’s affiliates, dated May 13, 2025, is furnished as Exhibit 10.1 herewith.

The first, fourth, fifth and sixth paragraphs and the section titled “Cautionary Note Regarding Forward Looking Statements” included in the press release attached as Exhibit 99.2 and the contents of Exhibit 10.1 attached to this Form 6-K, are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-256403 and File No. 333-264156).

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Amended and Restated Services and Partnership Agreement dated May 13, 2025, amongst the Company, Shopify Inc and its affiliates,

99.1	Press release dated May 14, 2025, titled “Global-e Reports First Quarter 2025 Results.”

99.2	Press release dated May 14, 2025, titled “Global-e and Shopify sign new multi-year strategic partnership agreement, extending relationship”

*Certain confidential information has been omitted because (i) the Company treats that information as private or confidential and (ii) the omitted information is not material. “[***]” indicates where the information has been omitted from this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global-E Online Ltd.

Date: May 14, 2025	By: /s/ Amir Schlachet Name: Amir Schlachet Title: Chief Executive Officer